October 16, 2019

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Office of Manufacturing
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Re:	Hillenbrand, Inc.
Registration Statement on Form S-4
Filed September 10, 2019
File No. 333-233699

Dear Mr. Chinos:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hillenbrand, Inc. respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-233699) be accelerated by the Securities and Exchange Commission to October 18, 2019 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Richard Witzel of  Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0784 with any questions you may have regarding this request. In addition, please notify Mr. Witzel by telephone when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

/s/ Nicholas R. Farrell
Nicholas R. Farrell
Vice President, General Counsel, Secretary and Chief Compliance Officer

cc:	Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP